ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

SEC File No. 82-4364

10 January 2003

BY AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finan[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

ROLY INTERNATIONAL HOLDINGS LTD.

- Results announcement form submitted by Linmark Group Limited to The Stock Exchange of Hong Kong Limited relating to interim results for the six months ended 31 October 2002
- Results announcement issued by Linmark Group Limited relating to interim results for the six months ended 31 October 2002
- Half Year Financial Statement And Dividend Announcement
- SGX-Listed Roly International Profit Before Exceptional Items Soars 36.5% To US$5.1 Million; Net Profit Jumps To US$24.2 Million, Buoyed By Exceptional Gain Following Listing In Hong Kong Of Subsidiary Linmark Group

Please be advised that the attached announcements regarding the above matters were submitted to the Singapore Exchange Securities Trading Limited on 8 January 2003 and 9 January 2003.

Should you have any queries, please do not hesitate to contact the undersigned at Tel: (852) 3112 3091 or Fax: (852) 3110 1228 or email to brenda.cheung@roly.com .

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

Brenda Cheung
Company Secretary

Encl.

MASNET No. 9 OF 08.01.2003
Announcement No. 9

03 JAN 21 AM 7:21

ROLY INTERNATIONAL HOLDINGS LTD

Results announcement form submitted by Linmark Group Limited to The Stock Exchange of Hong Kong Limited relating to interim results for the six months ended 31 October 2002

We attach a results announcement form submitted by Linmark Group Limited ("Linmark") to The Stock Exchange of Hong Kong Limited ("SEHK") today, 8 January 2003, relating to the interim results for the six months ended 31 October 2002 of Linmark.

Linmark is a 72.29%-subsidiary of Roly International Holdings Ltd. with its shares listed on the Main Board of the SEHK.

It is intended that the detailed results announcement for the six months ended 31 October 2002 of Linmark will be released later today.

Linmark interim.pd

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 08/01/2003 to the SGX

To: **Listing Division of The Stock Exchange of Hong Kong Limited**
E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited
(Tel: 2840 3087 Fax:2523 1254)

IMPORTANT NOTES:
(1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
(2) PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.
(3) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From: Linmark Group Limited (Name of Company)
Brenda Cheung (Responsible Official)
3112 3091 (Contact Telephone Number)

No. of pages: 1
8 January 2003
Date

Name of listed company: Linmark Group Limited
Six months end date: 31/10/2002
Currency: USD

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☑ No

To be published in the newspapers (if applicable)
☑ Summarised results announcement
☐ Full results announcement

Auditors' Report
☐ Qualified ☐ Modified ☐ Unqualified ☑ N/A

Review of interim report (if applicable) by
☑ Audit committee
☑ Auditors
☐ Neither of the above

	Unaudited Current Period from 01/05/2002 to 31/10/2002 USD'000	Audited Last Corresponding Period from 01/05/2001 to 31/10/2001 USD'000
Turnover (Note I)	23,200	15,973
Profit/(Loss) from Operations (Note III)	7,000	5,855
Finance Cost	(1)	-
Share of Profit / (Loss) of Associates	-	-
Share of Profit / (Loss) of Jointly Controlled Entities	-	-
Profit/(Loss) after Taxation & MI	6,799	5,717
% Change over Last Period	+18.9%	-
EPS / (LPS) - Basic	1.1 US cents	1.1 US cents
- Diluted	-	-
Extraordinary ("ETD") Gain / (Loss)	-	-
Profit / (Loss) after ETD Items	6,799	5,717
Interim Dividend per Share	2.4 HK cents	-
B / C Dates for Interim Dividend	27 - 29 January 2003	-
Payable Date	on or about 6 February 2003	-
B / C Dates for Annual General Meeting	-	-
Other Distribution for Current Period	-	-
B / C Date for Other Distribution	-	-

A description or an explanatory note (Note IV):
(1) The shares of Linmark Group Limited ("Company") have been listed on The Stock Exchange of Hong Kong Limited since 10 May 2002.
(2) The Company and its subsidiaries ("Group") resulting from the group reorganisation is regarded as a restructure of enterprises under common control. Accordingly, the financial statements of the Group have been prepared as if the Company had always been the holding company of the Group from the beginning of the earliest period presented in a manner similar to the pooling of interests method. Details of the group reorganisation are set out in the prospectus dated 30 April 2002 ("Prospectus") issued by the Company.
(3) A gain on dissolution of a subsidiary of approximately US$nil (2001:US$37,000) was included in profit before taxation.
(4) Basic earnings per share for the six months ended 31 October 2002 has been calculated based on the profit attributable to shareholders of approximately US$6,799,000 and on the weighted average number of 639,345,652 shares in issue during the period. Basic earnings per share for the six months ended 31 October 2001 has been calculated based on the profit attributable to shareholders of approximately US$5,717,000 and the 499,200,000 shares in issue and issuable comprising 2,000,000 shares in issue as at 30 April 2002 and 497,200,000 shares to be issued pursuant to the capitalisation issue as more fully described in the Prospectus.

For and on behalf of
Linmark Group Limited

KHOO Kim Cheng

MASNET No. 73 OF 08.01.2003
Announcement No. 92

03 JAN 21 AM 7:21

ROLY INTERNATIONAL HOLDINGS LTD

Results announcement issued by Linmark Group Limited relating to interim results for the six months ended 31 October 2002

Further to a results announcement form of Linmark Group Limited ("Linmark") released earlier, we attach the detailed results announcement released by Linmark today, 8 January 2003, in Hong Kong relating to the interim results for the six months ended 31 October 2002 of Linmark.

Linmark is a 72.29%-subsidiary of Roly International Holdings Ltd. ("Roly") with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited.

It is intended that the interim results for the six months ended 31 October 2002 of Roly will be released tomorrow.

LINMARK-PA.pdf

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 08/01/2003 to the SGX

LINMARK

LINMARK GROUP LIMITED

林麥集團有限公司*

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 OCTOBER 2002

INTERIM RESULTS HIGHLIGHTS:

- Shipment volume for the first half of this financial year amounted to approximately US$312.3 million (equivalent to HK$2.4 billion), increasing by about 20.1% compared to the corresponding period of last year
- Turnover for the first half of this financial year amounted to approximately US$23.2 million (equivalent to HK$181.0 million), increasing by about 45.2% compared to the corresponding period of last year
- Net profit after tax for the six months ended 31 October 2002 amounted to approximately US$6.8 million (equivalent to HK$53.0 million), increasing by about 18.9% compared to the corresponding period of last year
- Basic earnings per share amounted to 1.1 US cents (equivalent to 8.6 HK cents)
- Interim dividend of 2.4 HK cents (equivalent to 0.3 US cent) per share

UNAUDITED RESULTS

The board of directors ("Directors") of Linmark Group Limited ("Company") is pleased to announce that the unaudited consolidated results of the Company and its subsidiaries ("Group") for the six months ended 31 October 2002 with comparative figures for the previous corresponding period are as follows:

CONDENSED CONSOLIDATED INCOME STATEMENTS

For the six months ended 31 October 2002

	Notes	For the six months ended 31 October 2002 (Unaudited) US$'000	2001 (Audited) US$'000
Turnover	3	23,200	15,973
Cost of sales		(4,216)	(353)
Gross profit		18,984	15,620
Other operating income		888	500
Administrative expenses		(12,872)	(10,265)
Profit from operations	4	7,000	5,855
Finance costs		(1)	–
Gain on dissolution of a subsidiary		–	37
Profit before taxation		6,999	5,892
Taxation	5	(200)	(175)
Profit for the period		6,799	5,717
Dividends	6	1,992	3,800
Earnings per share - Basic	7	1.1 US cents	1.1 US cents

CONDENSED CONSOLIDATED BALANCE SHEETS

As at 31 October 2002

	Notes	As at 31 October 2002 (Unaudited) US$'000	As at 30 April 2002 (Audited) US$'000
Non-current assets			
Machinery and equipment		1,769	1,358
Other asset		119	119
Deferred expenditure		3,014	3,014
		4,902	4,491
Current assets			
Trade receivables	8	9,237	4,758
Prepayments, deposits and other receivables		1,813	2,187
Bank balances and cash		32,266	2,122
		43,316	9,067
Current liabilities			
Trade payables	9	1,966	100
Accruals and other payables		1,926	1,484
Amount due to a fellow subsidiary		13	–
Obligations under a finance lease – due within one year		22	22
Taxation payable		1,061	873
		4,988	2,479
Net current assets		38,328	6,588
Total assets less current liabilities		43,230	11,079
Non-current liabilities			
Obligations under a finance lease – due after one year		17	28
Provision for employee retirement benefits		1,085	1,035
Deferred taxation		17	30
		1,119	1,093
		42,111	9,986
Capital and reserves			
Share capital		12,948	40
Reserves		29,163	9,946
		42,111	9,986

Notes:

1. **GROUP REORGANISATION AND BASIS OF PREPARATION**

   The Company was incorporated in Bermuda as an exempted company with limited liability under the Companies Act 1981 of Bermuda on 25 January 2002.

   It became the holding company of the Group on 22 April 2002 as a result of a corporate reorganisation ("Group Reorganisation") for the purpose of the listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited ("Stock Exchange"). The shares of the Company were listed on the Stock Exchange on 10 May 2002.

   The Group resulting from the Group Reorganisation is regarded as a restructure of enterprises under common control. Accordingly, the condensed financial statements have been prepared as if the Company had always been the holding company of the Group from the beginning of the earliest period presented in a manner similar to the pooling of interests method.

   The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") and with International Accounting Standard 34 "Interim financial reporting".

2. *PRINCIPAL ACCOUNTING POLICIES*

   The condensed consolidated financial statements have been prepared under the historical cost convention and the accounting policies adopted which are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30 April 2002.

3. **SEGMENTAL INFORMATION**

   An analysis of the Group's revenue and profit for the period by principal activities and geographical markets is as follows:

   By Principal Activities

   For the six months ended 31 October 2002

	Sales of merchandise US$'000	Service rendered US$'000	Elimination US$'000	Total US$'000
REVENUE				
External revenue	5,012	18,188	–	23,200
SEGMENT RESULTS	486	5,874	–	6,360
Interest income				640
Finance costs				(1)
Profit before taxation				6,999
Taxation				(200)
Profit for the period				6,799

   For the six months ended 31 October 2001

	Sales of merchandise US$'000	Service rendered US$'000	Elimination US$'000	Total US$'000
REVENUE				
External revenue	381	15,592	–	15,973
SEGMENT RESULTS	28	5,792	–	5,820
Interest income				35
Gain on dissolution of a subsidiary				37
Profit before taxation				5,892
Taxation				(175)
Profit for the period				5,717

   By Geographical Markets

   For the six months ended 31 October 2002

	Canada US$'000	United States US$'000	Europe US$'000	Others US$'000	Total US$'000
REVENUE					
External revenue	8,289	8,505	1,306	5,100	23,200
SEGMENT RESULTS	1,926	2,590	417	1,427	6,360
Interest income					640
Finance costs					(1)
Profit before taxation					6,999
Taxation					(200)
Profit for the period					6,799

   For the six months ended 31 October 2001

	Canada US$'000	United States US$'000	Europe US$'000	Others US$'000	Total US$'000
REVENUE					
External revenue	7,003	3,821	1,109	4,040	15,973
SEGMENT RESULTS	2,551	1,392	404	1,473	5,820
Interest income					35
Gain on dissolution of a subsidiary					37
Profit before taxation					5,892
Taxation					(175)
Profit for the period					5,717

4. **PROFIT FROM OPERATIONS**

   Profit from operations has been arrived at after charging:

	For the six months ended 31 October 2002 US$'000	2001 US$'000
Depreciation of machinery and equipment	368	215

5. **TAXATION**

	For the six months ended 31 October 2002 US$'000	2001 US$'000
The charge comprises:		
Hong Kong profits tax		
– current period	39	–
Income tax in other jurisdictions		
– current period	170	175
– underprovision in prior period	4	–
Deferred taxation	(13)	–
	200	175

   Hong Kong profits tax is calculated at 16 per cent. of the estimated assessable profits for the period.

   Taxation arising in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

   There was no material unprovided deferred taxation during the period.

6. **DIVIDENDS**

   During the six months ended 31 October 2001, an interim dividend of US$3,800,000 was paid by a subsidiary to its then shareholder prior to the Group Reorganisation.

   On 27 September 2002, a dividend of 3.0 HK cents per share was paid to shareholders of the Company as the final dividend for the year ended 30 April 2002.

   The Directors have determined that an interim dividend of 2.4 HK cents per share in respect of the financial year ending 30 April 2003 should be paid to the shareholders of the Company whose names appear on the register of members of the Company on 29 January 2003.

7. **EARNINGS PER SHARE**

   The calculation of the basic earnings per share for the six months ended 31 October 2002 was based on the profit for the period of approximately US$6,799,000 and on the weighted average number of 639,345,652 shares in issue during the period.

   The calculation of the basic earnings per share for the six months ended 31 October 2001 was based on the profit for the period of approximately US$5,717,000 and on the 499,200,000 shares in issue and issuable comprising 2,000,000 shares in issue as at 30 April 2002 and 497,200,000 shares to be issued pursuant to the capitalisation issue as more fully described in the prospectus of the Company dated 30 April 2002.

   No diluted earnings per share has been presented because the exercise prices of the Company's options were higher than the average market price for shares for the six months ended 31 October 2002.

8. **TRADE RECEIVABLES**

   The credit terms granted to customers range from 60 to 90 days. The aged analysis of trade receivables is as follows:

	As at 31 October 2002 US$'000	As at 30 April 2002 US$'000
Aged:		
0 - 30 days	4,973	2,873
31 - 60 days	3,042	1,356
61 - 90 days	380	319
Over 90 days	1,451	1,025
	9,846	5,573
Less: Allowances for doubtful debts	(609)	(815)
	9,237	4,758

9. **TRADE PAYABLES**

   The aged analysis of trade payables is as follows:

	As at 31 October 2002 US$'000	As at 30 April 2002 US$'000
Aged:		
0 - 30 days	1,097	–
31 - 60 days	123	–
61 - 90 days	284	–
Over 90 days	462	100
	1,966	100

10. **RELATED PARTY TRANSACTIONS**

Name of related parties	Notes	Nature of transactions	For the six months ended 31 October 2002 US$'000	2001 US$'000
Subsidiaries of Roly International Holdings Ltd.	(i)	Commission income	3	6
	(ii)	Administrative charge	57	289
	(iii)	Sales	10	–
Turmar Limited	(iv)	Rental expense	65	–

   Subsidiaries of Roly International Holdings Ltd. are fellow subsidiaries of the Company.

   Turmar Limited is a company owned by Mr. Wang Lu Yen, a director of the Company, and his spouse.

   Notes:

   (i) Commission income is based on a percentage of the shipment amount.

   (ii) Administrative charge represents reimbursements to a fellow subsidiary.

   (iii) Sales are based on cost plus a percentage of profit mark-up.

   (iv) Rental expense is determined based on market rate and floor area.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Overview

Despite the continuing global economic slowdown during the first half of the financial year ending 30 April 2003, the Group was able to achieve encouraging results and steady business growth. For the six months ended 31 October 2002, the Group achieved shipment volume of approximately US$312.3 million, representing an increase of approximately 20.1% as compared to the corresponding period of last year. While the turnover, comprising commission income and sales of merchandise sourced by the Group, was recorded at approximately US$23.2 million, representing an increase of approximately 45.2% as compared to the corresponding period of last year, the sales of merchandise which command a lower margin than the buying services have reduced the gross profit margin to 81.8% as compared to 97.8% recorded in the same period of last year. Nevertheless, this new move into sales of merchandise to customers, which incorporates Linmark's own designs, is more profitable than the Group's traditional buying agency business. Accordingly, despite the decrease in the overall gross profit margin, this new business is supporting the continual strength of the net profit as a percentage of gross profit (at approximately 36%). Net profit attributable to shareholders for the period under review was approximately US$6.8 million, approximately 18.9% higher than the corresponding period of last year. As a stamp of recognition of its market standing, the Group has also been included as a constituent stock in the Hang Seng HK Composite Index – SmallCap from 2 September 2002, classified under the services category.

Canadian Market

During the period under review, the Group maintained its market diversification strategy. As a result of management's effort, new customers from the US and elsewhere have reduced the Group's reliance on the Canadian market from 43.8% of turnover in the corresponding period of last year to the current level of 35.7%. While Canada remained one of the Group's largest markets in the first half of the financial year ending 30 April 2003, the US market, accounting for 36.7% of turnover, surpassed Canada to become the Group's single largest market during the period.

Affected by the economic downturn, consumer confidence and purchasing power in Canada remained weak. To enhance the Group's business in Canada, the Group initiated more proactive marketing and sales strategies and began offering additional value-added services to provide customers with one-stop supply chain management solutions. As a result, despite the challenges, the Group's turnover in Canada rose to approximately US$8.3 million during the period under review, representing an increase of approximately 18.4% over the last corresponding period. In addition to traditional sourcing services, the Group will continue to offer value-added services, such as private label development and packaging and trim services, to its Canadian customers. The progress has been encouraging and more private label development projects have been secured and will be executed in the rest of the financial year.

US Market

Although the 911 incident has impeded the recovery of the US economy, the Group's turnover in the US market saw remarkable growth, driven mainly by new customers and better than expected performance of certain pre-existing customers. During the period under review, the US market accounted for 36.7% of the Group's turnover making it the Group's fastest growing and largest market. Turnover attributable to the US market amounted to approximately US$8.5 million, representing an increase of approximately 122.6% over the last corresponding period. The Group will continue its efforts to generate new business through broader services and deeper market coverage.

European Market

During the period under review, the Group recorded turnover in the European market of approximately US$1.3 million, a rise of approximately 17.8% over that of the last corresponding period. To promote growth in this important market, the management will strategically accelerate the Group's penetration in the European market in the coming years. The management is confident that its committed efforts to expand the sales network and customer base in Europe will soon bear fruit, and business in this market will accelerate further.

Other Markets

During the period under review, the Group's turnover in other markets grew 26.2% over the last corresponding period to approximately US$5.1 million. The management will actively expand business in these markets in line with its market diversification strategy.

Hardgoods Development

During the period under review, the Group's turnover in hardgoods contributed approximately 11.0% of total turnover compared to 21.4% in the corresponding period of last year. The introduction of new customers in the beginning of the financial year fuelled the Group's softgoods business, which delivered stronger than expected growth during the period. As such, the relative importance of the hardgoods business, as measured by its turnover contribution declined. In August 2002, the Group successfully secured a new hardgoods customer in the pet accessories area, underscoring its efforts and determination to grow this business. In addition to expanding its customer base, the Group is also currently working with a number of existing softgoods customers who are diversifying into the hardgoods business. By strengthening the relationships with its customers and developing innovative offerings based on sophisticated knowledge of the market and consumer needs, the Group anticipates that this business will enhance the Group's hardgoods turnover in the coming years. To strengthen execution and offering, the Group has increased its product development capabilities and investment in human capital.

L.O.G.O.N.

The Group's web-based information technology system L.O.G.O.N. (Linmark Online Global Operating Network) is now linked to all major customers. During the period under review, the Group successfully implemented the L.O.G.O.N. system in all its offices and expanded its functions to include RFQ (request for quotation) and developed the first phase of its E-Office Human Resources Intranet system, allowing the Group to further streamline and enhance its operating efficiencies. The Group will continue to invest in the enhancement of its L.O.G.O.N. system to reinforce the connectivity and integration with customers and suppliers as part of its global supply chain management solutions.

Value-added Services

During the period under review, the Group successfully launched and implemented various value-added businesses, including product development and design services, packaging and trim services, quality assurance and social compliance auditing services. The initial target is to migrate certain existing customers to these higher margin businesses. Although the contribution from these value-added services during the period was not significant, it is anticipated that the contribution will grow steadily in the coming years.

China Expansion

With China's growing importance as the Group's strategic sourcing hub post-WTO accession, the Group has continued to expand its sourcing network in China following the opening of its Shenzhen sourcing office in May 2002. For the remainder of this financial year, the Group will maintain its aggressive expansion into other strategic cities in China together with the hiring and training of local PRC staff. In line with this strategy, the Group has streamlined the headcount of its offices in Singapore, Taiwan, Korea and Hong Kong and anticipates that both synergies and savings will contribute positively in the coming years.

Prospects

During the first half of the financial year ending 30 April 2003, the global economy continued to be volatile with weak consumer confidence, in view of the uncertainties associated with the possibility of US military action against Iraq. These uncertainties are expected to linger into the second half of the financial year. Notwithstanding the situation, the management is determined to stay on its expansion path. Leveraging its dynamic business structure and professional management team, organic growth is expected to be an important element in driving future growth.

Management remains cautiously optimistic as the Group's orders for the remainder of this financial year are now visible, and barring any unforeseen circumstances, the Group is confident of achieving its business plan for the financial year ending 30 April 2003.

The trend for retailers and brands to outsource their sourcing requirements is expected to further increase as they become more reliant on direct sourcing from Asia. Riding this trend, the Group is making solid progress in its discussions with a number of potential new customers and management remains confident that these discussions will bear fruit in the next financial year.

In addition to organic growth, the Group will also pursue growth by acquisition. With cash on hand of approximately US$32.3 million, the Group is actively seeking strategic merger and acquisition opportunities.

Financial Review

The Group's financial position is very strong with cash and cash equivalents of approximately US$32.3 million as at 31 October 2002. In addition, the Group has banking facilities of approximately US$1.0 million which have not been utilised. The Group has continued to operate under a debt-free model with no outstanding debt as at 31 October 2002 except for a hire purchase loan for a motor vehicle at a net book value of approximately US$54,000. Up to the date of this announcement, there have been no material changes in the Group's borrowings since 31 October 2002.

The Group has a strong current ratio of 8.7 and a low gearing ratio of 0.001, based on liabilities of approximately US$39,000 and shareholders' equity of approximately US$42.1 million as at 31 October 2002. During the period under review, the Group's capital comprised solely shareholders' equity.

The Group's net asset value as at 31 October 2002 was approximately US$42.1 million.

As at 31 October 2002, the Group had no material contingent liability.

The majority of the Group's transactions are denominated in US dollars and Hong Kong dollars. Since Hong Kong dollar is pegged to US dollar, management believes that exchange risk is not significant.

Use of Proceeds of the Initial Public Offering

The Company's shares were listed on the Main Board of the Stock Exchange on 10 May 2002. Through the issue of 148.2 million new shares at HK$1.68 each, the Group raised approximately US$31.9 million. After deduction of listing related expenses, net proceeds were approximately US$27.8 million.

As at 31 October 2002, a total of approximately US$0.8 million of the net proceeds has been used for IT investment (L.O.G.O.N. system), and setting up of a sourcing office in Shenzhen. The remaining of the net proceeds of approximately US$27.0 million will be used as planned to further expand the sourcing network, enhancement of L.O.G.O.N. system, marketing and business development and mergers and acquisitions. While the Group continues to look for synergistic merger and acquisition targets, a substantial part of the cash on hand is placed into fixed bank deposits.

Remuneration and Staff Development Scheme

As at 31 October 2002, the Group employed about 669 staff. The total staff costs for the period under review amounted to US$7,969,000 (2001: US$5,896,000). The Group offers competitive remuneration schemes to its employees based on industry practices, individual and the Group's performance. In addition, share options and discretionary bonuses are also granted to eligible staff based on both the Group's as well as individual performance. It also offers fringe benefits such as professional tuition and training subsidies to staff to enhance their sense of loyalty and as part of the Group's emphasis on staff training and development.

INTERIM DIVIDEND

The Directors declared the payment of an interim dividend of 2.4 HK cents (equivalent to 0.3 US cent) per share in respect of the financial year ending 30 April 2003 payable on or about 6 February 2003 to shareholders whose names appear on the register of members of the Company on 29 January 2003.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 27 January 2003 to 29 January 2003, both days inclusive. In order to qualify for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Hong Kong branch share registrar of the Company, Standard Registrars Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong (up to 10 January 2003) or Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong (with effect from 13 January 2003) not later than 4.00 p.m. on 24 January 2003.

AUDIT COMMITTEE

The audit committee comprising Mr. WANG Arthur Minshiang and Mr. WONG Wai Ming, being the two independent non-executive directors of the Company, was set up on 22 April 2002 with written terms of reference. The audit committee has reviewed with the management and the Company's external auditors the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the Interim Report for unaudited financial statements for the six months ended 31 October 2002 of the Group issued by the external auditors.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the Company's shares during the six months ended 31 October 2002.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules since the listing date on 10 May 2002.

PUBLICATION OF THE INTERIM RESULTS ON THE STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraph 46 of Appendix 16 to the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
WANG Lu Yen
Chairman

Hong Kong, 8 January 2003

Principal Place of Business in Hong Kong:
10th Floor, Tower II, South Seas Centre
75 Mody Road, Tsimshatsui
Kowloon, Hong Kong

* *For identification purpose only*

MASNET No. 73 OF 09.01.2003
Announcement No. 73

03 JAN 21 AM 7:21

ROLY INTERNATIONAL HOLDINGS LTD

Half Year Financial Statement And Dividend Announcement

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

		The Group			The Company		
		US$'000		%	US$'000		%
		6 months ended 31.10.2002	6 months ended 31.10.2001	Change	6 months ended 31.10.2002	6 months ended 31.10.2001	Change
1.1(a)	Turnover	79,569	73,683	8.0	4,000	3,800	5.3
1.1(b)	Cost of sales or classification as followed in the most recent audited annual financial statements	(43,467)	(40,877)	6.3	-	-	NA
1.1(c)	Gross profit	36,102	32,806	10.0	4,000	3,800	5.3
1.1(d)	Investment income	52	171	(69.6)	6	-	NA
1.1(e)	Other income including interest income	1,585	1,369	15.8	6	5	20.0
1.2(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	9,646	5,901	63.5	3,928	2,020	94.5
1.2(b)(i)	Interest on borrowings	(338)	(859)	(60.7)	-	-	NA
1.2(b)(ii)	Depreciation and amortisation	(1,507)	(1,136)	32.7	-	-	NA
1.2(b)(iii)	Foreign exchange gain/(loss)	203	574	(64.6)	(16)	(1)	1,500.0
1.2(c)	Exceptional items (provide separate disclosure of items)	19,060	(1,497)	NM	(1,929)	-	NA
1.2(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	27,064	2,983	807.3	1,983	2,019	(1.8)

		The Group			The Company		
		US$'000		%	US$'000		%
		6 months ended 31.10.2002	6 months ended 31.10.2001	Change	6 months ended 31.10.2002	6 months ended 31.10.2001	Change
1.2(e)	Income derived from associated companies	(74)	-	NA	-	-	NA
1.2(f)	Operating profit before income tax	26,990	2,983	804.8	1,983	2,019	(1.8)
1.2(g)	Less income tax (Indicate basis of computation)	(923)	(716)	28.9	-	-	NA
1.2(g)(i)	Operating profit after tax before deducting minority interests	26,067	2,267	1,049.8	1,983	2,019	(1.8)
1.2(g)(ii)	Less minority interests	(1,883)	(11)	17,018.2	-	-	NA
1.2(h)	Operating profit after tax attributable to members of the company	24,184	2,256	972.0	1,983	2,019	(1.8)
1.2(i)(i)	Extraordinary items	-	-	NA	-	-	NA
1.2(i)(ii)	Less minority interests	-	-	NA	-	-	NA
1.2(i)(iii)	Extraordinary items attributable to members of the company	-	-	NA	-	-	NA
1.2(i)(iv)	Transfer to/from Exchange Reserve	-	-	NA	-	-	NA
1.2(i)(v)	Transfer to Capital Reserve	-	-	NA	-	-	NA
1.2(i)(vi)	Transfer to Reserve Fund	-	-	NA	-	-	NA
1.2(j)	Operating profit after tax and extraordinary items attributable to members of the company	24,184	2,256	972.0	1,983	2,019	(1.8)

Notes:
Exceptional items in 1.2(c) above included:

(i) Gain in connection with the disposal and dilution of 27.7% interest in a subsidiary as a result of the initial public offering of the subsidiary's shares on the Main Board of The Stock Exchange of Hong Kong Limited amounting to US$22,977,000 (2001: US$nil).
(ii) A special bonus payment to the staff of the Group in relation to the listing of a subsidiary in Hong Kong amounting to US$1,929,000 (2001: US$nil).
(iii)Provision for decline in value of an investment property amounting to US$1,988,000 (2001: US$nil).
(iv)Provision for amounts owing by an associated company amounting to US$nil (2001: US$1,497,000).

The Company is an exempted company incorporated in Bermuda and is not liable for taxation in Bermuda.

The subsidiary companies are subject to different rates of taxation in various countries in which they operate. Losses incurred by certain subsidiary companies cannot be offset against profits from other subsidiary companies for the purpose of establishing liability to taxation.

NM: not meaningful
NA: not applicable

		The Group	
		6 months ended 31.10.2002	6 months ended 31.10.2001
1.3(a)	Operating profit (1.2(g)(i) above) as a percentage of turnover (1.1(a) above)	32.76%	3.08%
1.3(b)	Operating profit (1.2(h) above) as a percentage of issued capital and reserves at end of the period	44.69%	7.34%
1.3(c)	Earnings per ordinary share for the period based on 1.2(h) above after deducting any provision for preference dividends:		
1.3(c)(i)	Based on the weighted average number of ordinary shares in issue (Note p) (US Cents)	6.1	0.6
1.3(c)(ii)	On a fully diluted basis (Note q) (US Cents)	6.0	NA

Notes:

(p) Earnings per share is calculated based on the weighted average number of 395,991,598 (2001: 393,874,264) ordinary shares in issue during the financial period.

(q) Diluted earnings per share is calculated based on the weighted average number of 405,338,294 (2001: anti-dilutive) potential ordinary shares and ordinary shares in issue during the financial period.

		The Group		
		US$'000		%
		6 months ended 31.10.2002	6 months ended 31.10.2001	Change
1.3(d)	Distribution and selling expenses	(8,017)	(8,062)	(0.6)
	Administrative expenses	(21,380)	(20,945)	2.1
	Financial income/(expenses), net	646	(21)	NM

Pre-acquisition profits: US$nil (2001: US$nil)

The Group has an adjustment of approximately US$14,000 (2001: US$121,000) for overprovision for tax in respect of prior years.

Allowance for doubtful debts and bad debts written off: US$298,000 (2001: US$166,000).

Write off for stock obsolescence: US$22,000 (2001: US$nil).

Loss on sale of investments: US$84,000 (2001: US$nil).

Loss on disposal of fixed assets: US$16,000 (2001: US$13,000).

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	The Group		The Company	
	31/10/2002	30/4/2002	31/10/2002	30/4/2002
	US$'000	US$'000	US$'000	US$'000
Non-Current Assets				
Fixed assets	16,006	14,272	-	-
Investment property	1,923	3,911	-	-
Intangible items	5,916	6,581	-	-
Subsidiary companies	-	-	43,057	43,057
Associated company	61	-	-	-
Amounts owing by affiliates	-	408	-	-
Other receivable	385	385	-	-
Long-term investments	400	408	-	-
Club debenture	119	119	-	-
Total Non-Current Assets	24,810	26,084	43,057	43,057
Current Assets				
Stocks	17,605	14,651	-	-
Trade debtors	17,764	12,170	-	-
Amounts owing by				
- subsidiary companies	-	-	59,341	56,437
- affiliates	149	163	-	-
Other debtors, deposits and prepayments	6,488	5,299	12	37
Future income tax benefit	252	254	-	-
Short-term investments	432	599	-	-
Fixed bank deposits	36,940	12,925	2,919	-
Cash at banks and in hand	14,167	9,862	487	302
Total Current Assets	93,797	55,923	62,759	56,776
Less:				
Current Liabilities				
Trade creditors	12,281	8,013	-	-
Amounts owing to subsidiary companies	-	-	31,595	24,753
Other creditors and accruals	8,193	7,913	178	394
Finance lease obligations				
- current portion	22	22	-	-
Bank loans and overdrafts	11,966	22,614	-	-
Provision for taxation	2,162	2,021	-	-
Total Current Liabilities	34,624	40,583	31,773	25,147
Net Current Assets	59,173	15,340	30,986	31,629
Total Assets Less Current Liabilities	83,983	41,424	74,043	74,686
Less:				
Non-Current Liabilities				
Bank loans	14,500	4,937	-	-
Provision for employees' retirement benefits	1,700	1,658	-	-
Other payable	1,217	1,198	-	-
Finance lease obligations	17	28	-	-
Deferred taxation	18	30	-	-
Total Non-Current Liabilities	17,452	7,851	-	-
Minority Interests	12,414	800	-	-
Net Assets	54,117	32,773	74,043	74,686
Representing:				
Share Capital	39,489	39,439	39,489	39,439
Reserves	11,936	13,188	17,692	18,730
Unappropriated Profits/(Accumulated Losses)	2,692	(19,854)	16,862	16,517
Share Capital and Reserves	54,117	32,773	74,043	74,686

Explanatory notes that are material to an understanding of the information provided in the balance sheets:

The net book value of fixed assets increased from US$14.3 million to US$16.0 million, mainly due to the expansion of the Greater China distribution business and investment in L.O.G.O.N. Internet system for the buying agency business.

The increase in stocks, from US$14.7 million to US$17.6 million, was mainly due to the increase in number of counters and brands of the Greater China distribution business.

The increase in trade debtors, from US$12.2 million to US$17.8 million, was mainly due to the increase in turnover.

The increase in cash at banks, fixed deposits and cash in hand, from US$22.8 million to US$51.1 million, was mainly due to the net proceeds from the initial public offering of a subsidiary's shares on the Main Board of The Stock Exchange of Hong Kong Limited and profit for the period.

The increase in trade payable, from US$8.0 million to US$12.3 million, was mainly due to the increase in purchase.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31/10/2002		As at 30/04/2002	
Secured	Unsecured	Secured	Unsecured
US$11,413,000	US$575,000	US$21,622,000	US$1,014,000

Amount repayable after one year

As at 31/10/2002		As at 30/04/2002	
Secured	Unsecured	Secured	Unsecured
US$14,517,000	US$nil	US$4,965,000	US$nil

Details of any collateral

As at 31 October 2002, the secured bank overdrafts, short-term bank loans, finance lease obligations and long-term bank loans of US$25,930,000 (30 April 2002: US$26,587,000) are secured by the following:

i) investment property, land and buildings, motor vehicle and fixed bank deposits of the Group totalling approximately US$16,920,000 (30 April 2002: US$27,354,000); and

ii) a property held by a director and his spouse as well as their personal guarantees.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

	The Group	
	31 October	
	2002	2001
	US$'000	US$'000
Cash Flows from Operating Activities		
Profit before taxation and share of loss from associated companies	27,064	2,983
Adjustments for :		
Depreciation and amortisation	1,507	1,136
Exchange loss on financing activities and cash and cash equivalents	(105)	(529)
Gain on disposal of a subsidiary company	(22,977)	-
Loss on sale of investments and fixed assets, net	100	13
Fixed assets and long-term investment written off	41	20
Goodwill written off	-	143
Interest expense	338	859
Interest income	(782)	(264)
Provisions	298	2,110
Provision for long-term investment	7	-
Provision for investment property	1,988	-
Provision for amounts owing by an associated company	-	1,536
Provision for employees' retirement benefits	166	111
Operating gain before working capital changes	7,645	8,118
(Increase)/Decrease in:		
Stocks	(2,958)	(2,307)
Trade debtors	(5,896)	(5,133)
Other debtors, deposits and prepayments	(1,191)	(783)
Balances with associated companies	(114)	-
Balances with affiliates	422	(767)
Increase/(Decrease) in:		
Trade creditors	4,275	(995)
Other creditors and accruals	400	826
Cash generated from/(used in) operations	2,583	(1,041)
Finance facility arrangement fee	(341)	(120)
Interest paid	(338)	(856)
Interest received	782	261
Dividend paid	(2,744)	-
Dividend paid to minority shareholders	(690)	-
Income tax paid	(788)	(1,844)
Payment of employees' retirement benefits	(233)	(44)
Net cash outflow from operating activities	(1,769)	(3,644)

	The Group	
	31 October	
	2002	2001
	US$'000	US$'000
Cash Flows from Investing Activities		
Purchase of fixed assets	(3,154)	(1,230)
Acquisition of investments	(2,301)	(90)
Acquisition of additional interests in subsidiary companies	-	(540)
Net proceeds from disposal of certain interest in a subsidiary	34,184	-
Acquisition of an associated company	(21)	-
Decrease/(Increase) in pledged fixed bank deposits	8,285	(12,041)
Increase in fixed bank deposits	(32,385)	-
Proceeds from sale of fixed assets	54	4
Proceeds from sale of investments	2,379	-
Net cash inflow/(outflow) from investing activities	7,041	(13,897)
Cash Flows from Financing Activities		
Proceeds from exercise of share options	411	-
Repurchase of shares	(293)	-
Repayments of bank loans	(20,883)	(4,167)
Drawdown of bank loans	19,621	20,823
Repayments of other loan	(11)	-
Net cash (outflow)/inflow from financing activities	(1,155)	16,656
Net Increase/(Decrease) in Cash and Cash Equivalents	4,117	(885)
Cash and Cash Equivalents at Beginning of Period	9,788	7,755
Effect of Exchange Rate Changes on Balances Held in Foreign Currencies	(19)	(59)
	13,886	6,811
Cash and Cash Equivalents at End of Period		
Cash and Cash Equivalents comprise:		
Cash at banks and in hand	14,167	7,960
Bank overdrafts	(281)	(1,149)
	13,886	6,811

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	Share capital	Share premium	Capital reserve	Contributed surplus	Translation reserve	Capital redemption reserve	(Accumulated losses)/ Unappropriated profits	Proposed dividends	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
The Group									
Balance as at 30 April 2001	39,387	3,839	1,655	-	(2,193)	8,047	(21,701)	-	29,034
Translation difference arising on consolidation	-	-	-	-	(575)	-	-	-	(575)
Profit attributable to shareholders	-	-	-	-	-	-	2,256	-	2,256
Balance as at 31 October 2001	39,387	3,839	1,655	-	(2,768)	8,047	(19,445)	-	30,715
Shares issued under the share option schemes	52	18	-	-	-	-	-	-	70
Transfer from accumulated losses to capital reserve	-	-	147	-	-	-	(147)	-	-
Translation difference arising on consolidation	-	-	-	-	(500)	-	-	-	(500)
Profit attributable to shareholders	-	-	-	-	-	-	2,488	-	2,488
Proposed dividends in respect of the year ended 30 April 2002	-	-	-	-	-	-	(2,750)	2,750	-
Balance as at 30 April 2002	39,439	3,857	1,802	-	(3,268)	8,047	(19,854)	2,750	32,773
Shares issued under the share option schemes	312	99	-	-	-	-	-	-	411
Shares repurchased	(262)	(31)	-	-	-	-	-	-	(293)
Transfer from accumulated losses to capital redemption reserve	-	-	-	-	-	262	(262)	-	-
Translation difference arising on consolidation	-	-	-	-	(214)	-	-	-	(214)
Dividends paid in respect of the year ended 30 April 2002	-	-	-	-	-	-	-	(2,744)	(2,744)
Overprovision for proposed dividends in respect of the year ended 30 April 2002	-	-	-	-	-	-	6	(6)	-
Profit attributable to shareholders	-	-	-	-	-	-	24,184	-	24,184
Proposed interim dividend in respect of the period ended 31 October 2002	-	-	-	-	-	-	(1,382)	1,382	-
Balance as at 31 October 2002	39,489	3,925	1,802	-	(3,482)	8,309	2,692	1,382	54,117
The Company									
Balance as at 30 April 2001	39,387	3,839	-	4,076	-	8,047	11,896	-	67,245
Profit attributable to shareholders	-	-	-	-	-	-	2,019	-	2,019
Balance as at 31 October 2001	39,387	3,839	-	4,076	-	8,047	13,915	-	69,264
Shares issued under the share option schemes	52	18	-	-	-	-	-	-	70
Profit attributable to shareholders	-	-	-	-	-	-	5,352	-	5,352
Proposed dividends in respect of the year ended 30 April 2002	-	-	-	-	-	-	(2,750)	2,750	-
Balance as at 30 April 2002	39,439	3,857	-	4,076	-	8,047	16,517	2,750	74,686
Shares issued under the share option schemes	312	99	-	-	-	-	-	-	411
Shares repurchased	(262)	(31)	-	-	-	-	-	-	(293)
Transfer from unappropriated profits to capital redemption reserve	-	-	-	-	-	262	(262)	-	-
Dividends paid in respect of the year ended 30 April 2002	-	-	-	-	-	-	-	(2,744)	(2,744)
Overprovision for proposed dividends in respect of the year ended 30 April 2002	-	-	-	-	-	-	6	(6)	-
Profit attributable to shareholders	-	-	-	-	-	-	1,983	-	1,983
Proposed interim dividend in respect of the period ended 31 October 2002	-	-	-	-	-	-	(1,382)	1,382	-
Balance as at 31 October 2002	39,489	3,925	-	4,076	-	8,309	16,862	1,382	74,043

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

(a) Option shares

During the six months ended 31 October 2002, 3,121,500 new shares of US$0.10 each were issued pursuant to the Roly Executives' Share Option Scheme and the Roly (1999) Share Option Scheme at the subscription prices ranging from US$0.100 per share to US$0.177 per share.

The following options to subscribe for shares were granted under the Roly Executives' Share Option Scheme and the Roly (1999) Share Option Scheme and remained outstanding as at 31 October 2002:

	Number of share options						
Date of grant	**Balance at 1 May 2002**	**Granted**	**Exercised**	**Lapsed**	**Balance at 31 October 2002**	**Exercise price per share (after bonus issue adjustment)**	**Exercise period**
26 February 1998	3,532,500	-	(612,000)	(45,000)	2,875,500	US$0.177	26 February 1999 to 25 February 2003
12 March 1999	720,000	-	(285,000)	-	435,000	US$0.100	12 March 2000 to 11 March 2004
10 February 2000	7,893,000	-	(1,044,500)	(43,500)	6,805,000	US$0.150	10 February 2001 to 9 February 2005
21 August 2001	13,000,000	-	(1,180,000)	(160,000)	11,660,000	US$0.100	21 August 2002 to 20 August 2009
7 March 2002	9,600,000	-	-	-	9,600,000	US$0.130	7 March 2004 to 6 March 2010
	34,745,500	0	(3,121,500)	(248,500)	31,375,500		

As at 31 October 2002, the number of shares underlying the outstanding options was 31,375,500 (31 October 2001: 26,897,500).

(b) Share repurchase

Pursuant to the share repurchase mandate granted by the members at the special general meeting of the Company on 20 September 2002, a total of 2,625,000 shares of US$0.10 each were repurchased and cancelled on 30 September 2002. The shares were purchased at prices from S$0.195 per share to S$0.210 per share for an aggregate consideration of S$521,000 (approximately US$293,000) including expenses.

There was no outstanding convertible as at 31 October 2002 (31 October 2001: nil).

Other than disclosed above, there was no change in the Company's issued share capital during the period under review.

As at 31 October 2002, the issued share capital of the Company was US$39,489,276.40 divided into 394,892,764 shares of US$0.10 each.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

These figures have not been audited nor reviewed in accordance with any auditing standard.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

N/A

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has adopted the same accounting policies and methods of computation for the current financial period as compared with the most recent audited financial statements for the year ended 30 April 2002.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

N/A

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

Please refer to sub-item 1.3(c) of 1(a) income statement above.

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	31 October 2002	30 April 2002
	US Cents	US Cents
The Group	13.7	8.3
The Company	18.8	18.9

Net asset value per share is calculated based on 394,892,764 (30 April 2002: 394,396,264) ordinary shares in issue at the end of the financial period under review and of the immediately preceding financial year.

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on**

Financial Highlights
(For the six months ended 31 October 2002)

	Turnover	EBITDA	Net profit	EPS	NAV per share
Item Nos.	1.1(a)	1.2(a)	1.2(h)	1.3(c)(i)	7
US$/Cents	US$79.6 million	US$9.6 million	US$24.2 million	6.1 US cents	13.7 US cents
S$/Cents	S$141.1 million	S$17.0 million	S$42.9 million	10.8 Singapore cents	24.3 Singapore cents

Exchange rate:
US$1 equivalent to S$1.7722 (closing rate of 31 October 2002)

The Group's overall operating results continued to improve despite mixed performance among the three major business arms. Unaudited consolidated turnover for the six months ended 31 October 2002 increased by 8.0% to approximately US$79.6 million (S$141.1 million) as compared to approximately US$73.7 million (S$133.9 million) for the corresponding period of last year. EBITDA for the six months ended 31 October 2002 increased by a remarkable 63.5% to approximately US$9.6 million as compared to the corresponding period of last year.

- **Buying Agency Business** – The turnover of buying agency business recorded impressive growth of 49.7% to approximately US$23.2 million as compared to approximately US$15.5 million recorded during the same period of last year. The US retail market has been soft and certain customers have remained conservative in the purchasing of merchandise since the beginning of the year due to possible military action against Iraq that may interrupt the US economic recovery. However, the Group's efforts to bring in new customers and expand business with pre-existing clients have contributed significantly to the higher-than-expected shipment volume growth for the period under review. On 10 May 2002, the Group achieved a new milestone with the successful listing of the shares of Linmark Group Limited ("Linmark"), the holding company of its buying agency business, on the Main Board of The Stock Exchange of Hong Kong Limited. In September 2002, Linmark was included as a constituent stock in the Hang Seng HK Composite Index – SmallCap under the services category.
- **Home-decor Business** - The Group's turnover attributable to home-decor operations decreased by 5.0% from approximately US$41.8 million to US$39.8 million for the period under review. Vigor International in Hong Kong and Taiwan, the Asian operations, recorded a steady growth in turnover. However, this increment was offset by the drop in turnover of Sun Hill Industries, Inc. ("Sun Hill"), the Group's seasonal products designing and marketing arm in the US, which resulted in a slight decrease in the turnover of this segment of business.
- **Greater China Distribution Business** – The Group's retail and wholesale distribution businesses in China and Hong Kong registered a marginal increase of 1.2 % in turnover to approximately US$16.6 million as compared to the same period of last year. In China, sales of licensed character merchandise have been soft due to increased competition and price deflation.

The Group achieved a profit attributable to shareholders of approximately US$24.2 million (S$42.9 million) as compared to a profit of approximately US$2.3 million (S$4.1 million) for the last corresponding period. The results include a net exceptional gain of approximately US$19.1 million which consists of gain on disposal and dilution of interest in Linmark and payment of special bonus to staff of the Group in relation to Linmark's IPO in May 2002, and a provision for decline in value of an investment property amounting to approximately US$2.0 million. Operating profit after tax but before minority interests and exceptional items rose by 86.2% to approximately US$7.0 million.

- **Buying Agency Business** - The buying agency business continued to contribute the bulk of profit to the Group. Profit before tax, minority interests and exceptional items was approximately US$7.0 million, 32.1% higher as compared to a profit before tax of approximately US$5.3 million for the same period of last year. Without incurring proportionate increment in operating cost, the benefit of the higher turnover contributed to the net earnings of the buying agency business. At the same time, the Group's value-added businesses including product development and design, packaging and trim, quality assurance and social compliance auditing services have expanded steadily, and have made higher contribution to the Group's overall results.

- **Home-decor Business** – The Group's home-decor profitability improved further, recording a profit before tax of approximately US$3.8 million compared to a profit before tax of approximately US$0.7 million for the same period of last year. This result was mainly attributable to the operating profit generated by Vigor International in Taiwan and Hong Kong, which have more than offset a small operating loss of approximately US$0.6 million incurred by Sun Hill, the Group's seasonal products designing and marketing arm in the US. Sun Hill has recently entered its final phase of restructuring.
- **Greater China Distribution Business** – To broaden its market presence, the Group invested in its retail and wholesales distribution business and opened over 160 new counters in Mainland China during the period under review. Investments in this area have translated into higher depreciation, operational and store-opening costs, contributing to higher loss before tax of approximately US$1.8 million as compared to approximately US$0.2 million during the previous corresponding period. Furthermore, due to increased competition between shopping malls and department stores, aggressive price discounting has become necessary for store-in-store outlets, further squeezing the profitability of licensed character merchandise business, and contributing to the loss for the period under review.

Corporate Events and Others

(i) In May 2002, the Group spun off its 27.7% interest in its then wholly-owned buying agency arm, Linmark, on the Main Board of The Stock Exchange of Hong Kong Limited. Net proceeds from the listing exercise amounted to approximately US$34.2 million, and a disposal and dilution gain of approximately US$23.0 million was booked during the period under review.

(ii) In September 2002, the Company's wholly-owned subsidiary, Superior International Finance Limited ("Superior"), was granted a US$24 million 3-year revolving credit and term loan facility by The Development Bank of Singapore Ltd., Hong Kong Branch ("DBS") and certain other banks and financial institutions. The proceeds were used to refinance the Group's existing facilities and to finance the general working capital requirements of the Group.

(iii) During the period from April 2002 to May 2002, Superior repaid US$14.5 million in respect of the US$19 million loan facilities arranged by CITIC Ka Wah Bank Limited (comprising a US$7 million 2-year term loan and a US$12 million 364-day term loan) with the Group's internal financial resources. In September 2002, the remaining balance of US$4.5 million was voluntarily repaid by Superior with the proceeds of the US$24 million term loan facility arranged by DBS.

(iv) The Company was named by Forbes magazine as one of the top 200 companies outside the United States with annual revenue of less than US$1 billion in its October 2002 issue.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

The disposal and dilution gain of approximately US$23.0 million arising from the listing of a subsidiary in Hong Kong was lower than the estimated amount stated in the final results announcement dated 30 July 2002 and the annual report 2002 of the Company due to the eventual higher-than-expected listing expenses.

To the best knowledge of the directors, there has been no other significant variance between the prospect statements made in the final results announcement dated 30 July 2002, the annual report 2002 and the actual interim results for the six months ended 31 October 2002 of the Group.

10. A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

a. **Buying Agency Business**

Barring unforeseen circumstances, the directors expect this segment of the business to grow and continue to contribute positively to the Group's net earnings. The Group is expected to focus on soliciting more business from existing customers base and acquiring new clients for future growth. The Group will continue to invest in resources to enhance its senior management team and offer value-added services to clients via its L.O.G.O.N. Internet system. During the remaining months of the financial year ending 30 April 2003 ("FY2003"), the Group expects existing customers to continue with prudent orders, increasing the frequency of orders per season while at the same time looking for value-added services for better store margins and value. While the retailing market sentiments in North America are expected to stay cautious, the trend to out-source designing and buying functions continues to gather pace, the Group expects the new marketing efforts and resources invested during the last 12 months to yield new accounts for fueling growth in the next financial year.

b. Home-decor Business

The management is cautiously optimistic about the development of this segment of the business for the remaining months of the FY2003, as outlook for the Group's main market, the US, remains uncertain due to possible threat of military action against Iraq. As a result, customers in North America have been conservative in placing orders for seasons ahead, resulting in marginally lower seasonal outstanding orders on hand as compared to same period of last year. In anticipation of these challenges, less significant contribution to the Group's net earnings is expected from this segment in the second half of this financial year. However, the Group is committed to staying competitive in the industry, and has relocated to locations with substantially lower rental, the benefits of which will have positive impact on future years' earnings.

c. Greater China Distribution Business

The positive impact of China's newly gained WTO membership has further boosted consumer spending confidence. The Group will strengthen its management resources strategically in preparation for its ongoing exploration of the vast distribution infrastructure in China. A 3,000-square-metre megastore dedicated to selling Benetton brand merchandises was opened in Shanghai in October 2002, marking an important milestone for the Group's successful diversification of the portfolio to include international brands outside its traditional children character brands. Currently, except for new labels of Benetton group, the Group distributes principally licensed character consumer merchandise, targeting children in the age group below 14-year-old. While the Group continues to streamline the management structure, closing down loss-making outlets, further loss may occur due to writing down of store closing expenses and inventory during the second half of this financial year.

d. E-commerce and Others

The e-commerce related investments are not expected to have a material impact to the Group's net assets value or earnings per share for the year ending 30 April 2003.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of Dividend	Interim
Dividend Type	Cash
Dividend Rate	0.62 Singapore cent (equivalent to 0.35 US cent) per share (tax not applicable)
Par value of shares	US$0.1
Tax Rate	Not Applicable

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? None

(c) Date payable

The interim dividend will be paid on or about 13 February 2003.

(d) Books closure date

Registrable Transfers received by the Company's Singapore share transfer agent, M & C Services Private Limited, at 138 Robinson Road, #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 24 January 2003 will be registered before entitlements to the dividend are determined.

12. If no dividend has been declared/recommended, a statement to that effect

N/A

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

(a) Business Segments

The Group is organised on a worldwide basis and divided into 3 main operating divisions, namely:

- Home decor and craft-related products
- Licensed products
- Buying agents

Inter-segment pricing is on an arm's length basis.

Six months ended 31 October 2002	Home decor and craft-related products USD'000	Licensed products USD'000	Buying agents USD'000	Others USD'000	Elimination USD'000	Group USD'000
External sales	39,779	16,603	23,187	-	-	79,569
Inter-segment sales	61	552	4,013	-	(4,626)	-
	39,840	17,155	27,200	-	(4,626)	79,569
Results	3,985	(1,981)	6,261	(2,115)	-	6,150
Financial (expenses)/income, net	(190)	212	713	(21)	-	714
	3,795	(1,769)	6,974	(2,136)	-	6,864
Unallocated expenses						(2,836)
						4,028
Gain on disposal and dilution of interest in a subsidiary						22,977
Investment income						52
Unallocated financial expenses						(67)
Taxation						(923)
Minority interests						(1,883)
Profit attributable to shareholders						24,184
Assets	21,289	36,221	53,958	3,564		115,032
Unallocated assets						3,575
Total assets						118,607
Liabilities	23,097	16,798	6,268	5,670		51,833
Unallocated liabilities						243
Total liabilities						52,076
Capital expenditure	162	2,141	851	-		3,154
Depreciation and amortisation	291	655	480	81		1,507
Other non-cash expenses	147	46	342	1,988		2,523

Six months ended 31 October 2001	Home decor and craft-related products USD'000	Licensed products USD'000	Buying agents USD'000	Others USD'000	Elimination USD'000	Group USD'000
External sales	41,763	16,421	15,467	32	-	73,683
Inter-segment sales	2	141	4,315	-	(4,458)	-
	41,765	16,562	19,782	32	(4,458)	73,683
Results	605	(473)	5,303	(1,580)	-	3,855
Financial income/(expenses), net	96	275	(48)	(40)	-	283
	701	(198)	5,255	(1,620)	-	4,138
Unallocated expenses						(1,022)
						3,116
Investment income						171
Unallocated financial expenses						(304)
Taxation						(716)
Minority interests						(11)
Profit attributable to shareholders						2,256
Assets	33,085	28,091	18,821	5,020		85,017
Unallocated assets						890
Total assets						85,907
Liabilities	36,288	9,794	4,964	3,031		54,077
Unallocated liabilities						313
Total liabilities						54,390
Capital expenditure	55	617	558	-		1,230
Depreciation and amortisation	290	452	362	32		1,136
Other non-cash expenses	2,088	2	620	1,553		4,263

(b) Geographical Segments

Turnover is based on the location of customers regardless of where the goods are produced. Profit/(Loss) before interest and taxation is based on the location where the subsidiary companies operate. Total assets and capital expenditure are based on the location of those assets.

	Turnover		Profit/(Loss) before interest and taxation		Total assets		Capital expenditure	
	May-Oct 2002 US$'000	May-Oct 2001 US$'000	May-Oct 2002 US$'000	May-Oct 2001 US$'000	As at 31 Oct 2002 US$'000	As at 31 Oct 2001 US$'000	As at 31 Oct 2002 US$'000	As at 31 Oct 2001 US$'000
North America	55,690	54,470	(724)	(2,706)	1,030	5,653	7	2
Mainland China	11,252	11,582	(1,992)	68	30,820	25,161	2,014	535
Hong Kong	6,168	4,359	(3,696)	1,527	55,812	16,945	968	259
Other Asia	4,839	1,970	* 32,958	4,689	30,945	38,148	165	434
Others	1,620	1,302	-	-	-	-	-	-
	79,569	73,683	26,546	3,578	118,607	85,907	3,154	1,230

* Included gain on disposal and dilution of interest in a subsidiary amounting to US$22,977,000.

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

N/A

15. A breakdown of sales

N/A

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year ()	Previous Full Year ()
Ordinary		
Preference	0	0
Total:		

BY ORDER OF THE BOARD

KHOO Kim Cheng
Director and Chief Financial Officer
09/01/2003

MASNET No. 78 OF 09.01.2003
Announcement No. 78

ROLY INTERNATIONAL HOLDINGS LTD

SGX-Listed Roly International Profit Before Exceptional Items Soars 36.5% To US$5.1 Million; Net Profit Jumps To US$24.2 Million, Buoyed By Exceptional Gain Following Listing In Hong Kong Of Subsidiary Linmark Group

SINGAPORE, January 9, 2003 – **Roly International Holdings Ltd**. ("Roly") said today its operating profit after tax attributable to shareholders soared to US$24.2 million (S$42.9 million) for the six months ended 31 October, 2002 (1H2003) from US$2.3 million (S$4.1 million) a year earlier, after recognising a net exceptional gain of US$19.1 million (S$33.8 million).

The Singapore Exchange (SGX)-listed global supply chain management group said that its profit before exceptional items increased by 36.5% to US$5.1 million in 1H2003 from US$3.8m in 1H2002. EBITDA before exceptional items rose to US$9.6 million in 1H2003, up 63.5% from US$5.9 million in 1H2002, on a turnover of US$79.6 million, which compared with US$73.7 million previously.

The interim net profit of US$24.2 million takes into account the exceptional gain of US$23.0 million (S$40.7 million) and a special bonus payment of US$1.9 million (S$3.4 million) to the staff of Roly arising from the disposal of a 27.7%-stake in its then wholly owned buying agency arm Linmark Group in May, 2002, and a provision for the decline in value of an investment property amounting to US$2.0 million (S$3.5 million).

Earnings per share for 1H2003 on a weighted basis rose to 6.1 US cents (10.8 Singapore cents) from 0.6 US cent (1.1 Singapore cents) a year earlier, while net assets value backing per share rose to 13.7 US cents (24.3 Singapore cents) from 7.8 US cents (14.2 Singapore cents) over the comparative period.

The Group declared an interim dividend of 0.62 Singapore cent per ordinary share. No dividends were paid for 1H2002.

Detailing the performance of its three core divisions, Roly said its **buying agency business** under Linmark Group recorded a 49.7%-rise in turnover to US$23.2 million (S$41.1 million) in 1H2003 compared to US$15.5 million (S$27.5 million) in 1H2002.

In the **home decor division**, turnover fell 5.0% to US$39.8 million (S$70.5 million) in 1H2003 from US$41.8 million (S$74.1 million) in 1H2002, while in the **Greater China distribution business** turnover rose 1.2% to US$16.6 million (S$29.4 million) over the comparative period.

Commenting on the results, Mr. Wang Lu-Yen, Chairman of the Roly Group, said: "The US retail market has been soft and certain customers have remained conservative in merchandise purchase due to fears that possible US military action against Iraq could interrupt any recovery in the US economy. However, the buying agency under Linmark has been able to perform well despite these factors because it has won new customers and expanded business volume with existing customers."

"We are repositioning all our three core businesses to ensure a more concerted strategy with regards to our overall expansion and development in China. We will leverage on our established vendor and distribution network in China. Two immediate areas where we are building upon are to increase the distribution and retailing of foreign brands in China, and to explore the same for non-apparel consumer goods," he said.

In October, 2002, the Roly Group declared open a 3,000-square-metre Benetton megastore in Shanghai – the largest in size among megastores operated by the Italian fashion giant Benetton Group S.P.A.

"In the past year or so, the Roly Group has made significant efforts to unlock shareholder value, beginning with the successful listing of Linmark. We are continuing with this process through a sharpened focus in China, whose recent entry into the World Trade Organisation serves as a major boost to our overall strategy," Mr. Wang said.

"Going forward, we will pursue a strategy to improve revenue and profit through a combination of organic growth

and mergers and acquisitions in the Asian region," he added.

Forbes Magazine, in its October, 2002 issue, named Roly as one of the top 200 companies outside the United States with annual revenue of less than US$1 billion.

~ **Ends** ~

About Roly International

Listed on the Main Board of the Singapore Exchange Securities Trading Limited, the Roly Group provides a total range of value-added supply chain management services, including design, procurement, marketing and distribution of garments and accessories, and buying agency services through the Linmark Group. In addition, the Group distributes home decor and craft-related products as well as licensed products, such as apparel, footwear, fashion accessories, electronic tools and toys.

About Linmark Group

The Linmark Group, listed on the Main Board of The Stock Exchange of Hong Kong Limited, is principally engaged in the sourcing business and the business of providing supply chain management solutions to retail chain operators, established brands and wholesalers in various countries. It specialises in sourcing a wide range of softgoods and hardgoods for its customers.

Issued on behalf of Roly International Holdings Ltd. by:

WeR1 Consultants Pte Ltd
29 Scotts Road
Singapore 228224
Tel: 65-6737-4844 Fax: 65-6737-4944
Email: info@wer1.net

For more information, please visit www.roly.com or contact Ms Janet Lee (janetlee@wer1.net).

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 09/01/2003 to the SGX